

February 6, 2012

Via E-mail
Mr. Stephen Fellows
Acting Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Canada M5J 2G2

> **Re: Generex Biotechnology Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed October 14, 2011**
> **File No. 000-25169**

Dear Mr. Fellows:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

General

1.   You disclose on pages 3 and 31 that you have submitted regulatory dossiers for your oral insulin formulation to Syria, Iran, and Sudan. You indicate on page 12 that you anticipate sales of that product to countries in Latin America, a region that can be understood to include Cuba. In addition, you disclose on pages 2, 4, and elsewhere that your wholly-owned subsidiary, Antigen Express, Inc., is developing vaccines against avian influenza, swine influenza, and seasonal influenza viruses. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Vaccines, viruses, influenza virus, avian influenza virus, and swine fever virus are included as controlled items in the U.S. Department of Commerce's Commerce Control List. Please tell us whether you have provided, or intend to provide, any controlled items, including but not limited to those referenced above, directly or indirectly, to Cuba, Iran, Sudan, or Syria.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Resources
Contractual Obligations, page 40

2.   You disclose that "the long-term obligations of Generex to purchase insulin under its supply agreement with sanofi-aventis entered into on December 7, 2009 are not included in the table above because the quantities and prices relating to Generex's obligations are subject to confidential treatment." It appears that the aggregate purchases under the agreement are not subject to confidential treatment and the exclusion of ordinary course items does not appear to be consistent with the objective of the Item 303(a)(5) of Regulation S-K. Please provide us proposed disclosure to be included in a future periodic report that includes the aggregate purchase amounts by period under your supply agreement with sanofi-aventis and all other suppliers.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 12 – Series A 9% Convertible Preferred Stock
Accounting for proceeds from the convertible preferred stock financing, page 76

3.   Your allocation of the proceeds from the July 2011 financing resulted in the fair values of the instruments issued exceeding the proceeds and the excess was treated as a deemed dividend. Please provide us with your analysis of the various financial instruments issued with the Series A 9% Convertible Preferred Stock transaction and the method used to allocate the proceeds. Include in your response the literature used to account for each instrument.

Note 22 – Subsequent Events, page 83

4.   You disclose that in a letter agreement signed on September 28, 2011 you agreed to convert an unsecured payable in the amount of $1.1 million to a balance inclusive of interest and fees of approximately $2.2 million. According to the letter agreement, the balance will be settled in Antigen stock following the proposed spinout of Antigen. Please provide us your analysis that supports the accrual of the agreement dated September 28, 2011 in your July 31, 2011 balance sheet.

Financial Statement Schedules, page 86

5.   You disclose on page 87 that the auditors' report of MSCM LLP with respect to the Financial Statement Schedule information for the years ended July 31, 2011 is included with its report on our financial statements located at page 45. However the report of MSCM LLP does not indicate that the Financial Statements Schedules are covered by their report. In future filings, request that MSCM LLP provide a separate report or revise their existing report to indicate that the Schedules are covered by their report as required by Rule 5-04(c) of Regulation S-X.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Don Abbott, Accounting Reviewer, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant